

12060122

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 29 2012
Washington, DC
110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67986

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WTS Proprietary Trading Group LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Broadway, Suite 1515
(No. and Street)

New York	New York	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ann-Marie Blackwood-Harrilal 212-531-8651
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John S. Miller, CPA
(Name – *if individual, state last, first, middle name*)

129 4th Place	Brooklyn	NY	11231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

5/30/12

OATH OR AFFIRMATION

I, Ann-Marie Blackwood-Harrilal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WTS Proprietary Trading Group, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Cindy R Reyes
Notary Public, State of New York
No. 01RE6230107
Qualified in Queens County
Commission Expires November 2014

Signature

FINOP
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WTS PROPRIETARY TRADING GROUP, LLC
FOR THE YEAR ENDED DECEMBER 31, 2011

TABLE OF CONTENTS

JOHN S. MILLER, CPA
129 4TH PLACE
BROOKLYN, NY 11231
TEL 347-335-0601

INDEPENDENT AUDITOR'S REPORT

To the Members of WTS Proprietary Trading Group, LLC:

We have audited the accompanying statement of financial condition of WTS Proprietary Trading Group, LLC, (the "Company") as of December 31, 2011, and the related statement of operations, changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis evidence supporting the amounts and disclosures in the financial statements as well as assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WTS Proprietary Trading Group, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Information on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements take as a whole.



Brooklyn, NY
February 27, 2012

John S. Miller
CERTIFIED PUBLIC ACCOUNTANT

WTS PROPRIETARY TRADING GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2011

ASSETS

Cash	$ 177,702
Receivable from Clearing Brokers	274,814
Securities owned, at fair value	4,770,729
Loan Receivable	46,224
Furniture, equipment and leasehold Improvements at cost (net accumulated depreciation and amortization of $101,820 and $101,820 respectively)	158,169
Organization Expense, less accumulated amortization of $11,885	48,381
Deposits	130,772
Other Assets	48,161
TOTAL ASSETS	5,654,952

LIABILITIES AND MEMBERS' EQUITY

Securities sold not yet purchased, at fair value	2,757,445
Due to Members	213,601
Accounts payable, accrued expenses, and other liabilities	159,459
Accrued ECN fees payable	118,013
TOTAL LIABILITIES	3,248,518
MEMBERS' EQUITY	2,406,434
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 5,654,952

WTS PROPRIETARY TRADING GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

1. **Organization and Business**

WTS Proprietary Trading Group LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Chicago Board Stock Exchange ('CBSX"), and the Securities Investor Protection Corporation ("SIPC").

The Company's sole business activity is proprietary trading as principal in the securities markets. The Company has entered into clearing agreements with broker/dealers (the "Clearing Brokers") that provide for all securities transactions to be cleared and carried through the Clearing Brokers on a fully disclosed basis.

In addition, the Company has entered into a joint back office ("JBO") arrangement with one of its clearing brokers. Under such an arrangement, which requires maintaining liquidating equity in the JBO of $1,000,000, the Company can leverage its overnight buying power up to the maximum prescribed by SEC Rule 15c-3-1 ("the Net Capital Rule") to which the Company as a broker/dealer is subject.

The Company was organized as a limited liability company under the laws of the State of Delaware in July 2008 and began trading operations in January 2009.

Class A members of the Company consist of the principal owners of the Company, while Class B and Class C members include individual traders who are required to make an initial capital contribution and who receive a percentage of their trading profits less certain allocated trading and overhead expenses

2. **Summary of Significant Accounting Policies**

   a. Cash Equivalents – For purposes of the Statement of Cash Flows, the Company considers all debt securities purchased with a maturity of three months or less, as well as money market mutual funds, to be cash equivalents.
   b. Securities Transactions – Securities transactions and the related revenue and expenses are recorded on the trade date, as if they had settled. Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management.
   c. Use of Estimates -The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
   d. Income Taxes – The Company is a limited liability company taxed as a partnership, as such, is not subject to federal or state income taxes as all taxable income and losses and relevant deductions flow through to the partners. The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period.

With few exceptions, the measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

e. Depreciation -Depreciation is provided on a straight-line basis using estimated useful lives of five years for equipment and the lesser of the estimated useful life or the lease term for leasehold improvements.

For the year ended December 31, 2011, management has determined that there are no material uncertain tax positions

3. **Fair Value Measurements**

FASB ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Under the new standard, fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2011:

	In Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2011
Assets				
Securities owned, at fair value	$4,760,729		$10,000	$4,770,729
Liabilities				
Securities Sold Short, at fair value	$2,757,445			$2,757,445

4. Receivables from Clearing Brokers

The Clearing and depository operations for the Company's securities transactions are provided by the Clearing Brokers pursuant to clearance agreements. At December 31, 2011 the amount due from the Clearing Brokers represents cash deposits maintained at the Clearing Brokers and trading revenue earned from its trading operations, net of clearing and certain execution expenses.

5. Due to Members

Trading Profits less allocated expense that Class B members sought to withdraw in January 2012 totaled $213,601 as of December 31, 2011. This amount was considered a liability as of December 31, 2011.

6. Commitments and Contingencies

The Company is obligated under operating leases for its office located in New York City, New York. The operating lease for the Company's office requires escalating payments over a five year period. The lease expires on October 31, 2013. In accordance with financial accounting requirements, minimum rent is recorded for financial reporting purposes on a straight line basis and therefore, the difference between the rent expense per the lease terms and the financial statement amounts is included in accrued expenses as a deferred rent liability of $23,293.

In February 2011, the Company received a notice from its SRO (self regulatory organization), the CBOE Stock Exchange, that the Company accepted capital contributions from some of its members that were not subject to the one year lock up period and should be treated as customer funds. If finalized, this would be considered a violation of Exchange rules as the Company is approved only to trade for its own account. The Company strongly believes it has not accepted customer funds and has responded accordingly. The case remains pending.

7. Concentration

The Company maintains cash balances at financial institutions subject to Federal Deposit Insurance ("FDIC") regulations. At times, the amounts on deposit exceed the FDIC insurance limit of $250,000. The Company does not expect to incur any losses regarding this concentration.

At December 31, 2011, approximately 90% of the Company's assets are receivable from its Clearing Broker. The Clearing Broker provides the Company, according to the terms of its Clearing Agreement, excess SIPC coverage, which together with SIPC coverage provides protection to a maximum of $1,115,000 in cash balances and $25,500,000 in securities. The Company does not expect to incur any losses regarding this concentration.

8. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital, as defined, of $742,779 which was $642,779 in excess of its required net capital of $100,000. The Company's net capital ratio was .71 to 1.

9. Off-Balance Sheet Risk

Pursuant to the clearance agreements, the Company introduces all of its securities transactions to Clearing Brokers on a fully-disclosed basis. Its money balances and long and short security positions are carried on the books of the Clearing Broker. In accordance with the clearance agreements, the Company has agreed to indemnify the Clearing Brokers for losses, if any, which the Clearing Broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the Clearing Broker monitor collateral on its proprietary accounts.

In the normal course of business, the Company's trading activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event the contra broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

10. Subsequent events

The Company has evaluated subsequent events through the date these financial statements were available for issuance on February 27, 2012. The evaluation did not result in any subsequent events that required disclosure and/or adjustment except as follows:

The Company closed on a Securities Purchase Agreement in February 2012 that was signed in December 2011. The agreement results in a swap of 24% of the Class A ownership interest in return for the transfer of additional Class B trading interests and proprietary trading technology from the seller.